                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20546

                                   FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                  For the Fiscal Year Ended December 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                  ebix.com, Inc.
                    (f/k/a Delphi Information Systems, Inc.)
                         Cash Option Profit Sharing Plan


                                  ebix.com, Inc.

       The principal executive offices of ebix.com, Inc. are located at 1900 E. Golf Road, Schaumburg, Illinois 60173

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934 the Committee has duly caused this annual Report to be signed by the undersigned thereunto duly authorized.


                                ebix.com, Inc.


                                Cash Option Profit Sharing Plan




Date:    June 28, 2000                   Signature /s/ Richard J. Baum
     ------------------------                     ------------------------------
                                         Richard J. Baum
                                         Senior Vice President Finance and
                                         Administration, Chief Financial Officer
ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.)
Cash Option Profit Sharing Plan

TABLE OF CONTENTS


                                                                                                Page(s)
                                                                                                -------
Independent Auditors' Report ........................................................              1
Statements of Net Assets Available for Plan Benefits, December 31, 1999 and 1998.....              2
Statements of Changes in Net Assets Available for Plan Benefits, years ended
December 31, 1999 and 1998...........................................................              3
Notes to Financial Statements........................................................             4-7

SCHEDULE
Schedule of Assets Held for Investment
Purposes December 31, 1999...........................................................              8

                          INDEPENDENT AUDITORS' REPORT


To the Trustees of
ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.)
Cash Option Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.) Cash Option Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Chicago, Illinois
June 26, 2000
             ebix.com, inc. (F/K/A DELPHI INFORMATION SYSTEMS, INC.)
                         CASH OPTION PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)






      ASSETS:                                                        1999               1998
                                                                ----------------   ---------------
          Investments, at fair value:
              Mutual Funds                                    $       6,328,951         5,396,353
              Participant loans                                          65,019           126,214

                                                                ================   ===============
      Net assets available for plan benefits                  $       6,393,970         5,522,567
                                                                ================   ===============


     See accompanying notes to financial statements.

             ebix.com, inc. (F/K/A DELPHI INFORMATION SYSTEMS, INC.)
                         CASH OPTION PROFIT SHARING PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)




                                                           1999          1998
                                                        ----------    ----------
ADDITIONS:
     Contributions:
         Employee                                          483,946       393,366
         Employer                                           87,234          --
         Employee rollover                                 172,698        10,753
                                                        ----------    ----------
              Total contributions                          743,878       404,119

     Investment Income:
        Net appreciation in fair value of investments      950,890       509,333
        Interest and dividend income                       206,592       352,880
                                                        ----------    ----------
              Total investment income                    1,157,482       862,213
                                                        ----------    ----------
              Total additions                            1,901,360     1,266,332
                                                        ----------    ----------

DEDUCTIONS:
     Benefits paid to participants                      (1,029,757)     (730,830)
     Other expenses                                           (200)         (444)
                                                        ----------    ----------
              Total deductions                          (1,029,957)     (731,274)
                                                        ----------    ----------

NET INCREASE                                               871,403       535,058

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                   5,522,567     4,987,509
                                                        ----------    ----------
     End of year                                         6,393,970     5,522,567
                                                        ==========    ==========



     See accompanying notes to financial statements.

             ebix.com, inc. (f/k/a Delphi Information Systems, Inc.)
                         Cash Option Profit Sharing Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

          (Employer Identification Number 77-0021975, Plan Number 001)

1.     PLAN DESCRIPTION

       The following is a general description of the ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.) Cash Option Profit Sharing Plan (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan, which commenced January 1, 1988, is a qualified cash option profit sharing plan offered to all eligible employees of ebix.com, Inc. (the "Company" or "ebix.com") when hired. Enrollment to participate and election changes occur quarterly. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 401 (a) and Section 401 (k) of the Internal Revenue Code ("IRC") of 1986, as amended.

       CONTRIBUTIONS

       Participants may elect to contribute an amount equaling from 1% to 20% of their basic compensation up to a maximum of $10,000 for 1999 and 1998 (salary reduction contributions). This maximum allowable contribution is adjusted each year for increases in the cost of living as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's salary reduction contributions and similar contributions under other plans.

       The Company may make an annual discretionary contribution to the Plan. Each plan year, the Company will decide what portion of its profits, if any, it will contribute to the Plan. The Company contributed $87,234 to the Plan during 1999. The Company did not make any contribution to the Plan during 1998.

       All contributions are deposited to the investment funds as directed by the participant.

       PARTICIPANT ACCOUNTS

       Each participant's account is adjusted with the participant's contributions and allocations of (1) the related Company discretionary contributions, if any, (2) fund earnings or losses, (3) administrative expenses, if applicable and (4) forfeitures. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING

       Each participant has an immediate, fully vested right to receive all salary reduction contributions and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant or under other special circumstances.

       Subsequent to the first quarter of 1999, the Company contributions to the Plan, if any, and the earnings on such contributions have immediate 100% vesting.

       Prior to the first quarter of 1999 the Company's contributions to the Plan, if any, and the earnings on such contributions, became vested in accordance with the following schedule:


                              Years                                    Vested
                            of Service                               Percentage
                            ---------------------------------------------------
                            1 but less than 2                           25%
                            2 but less than 3                           50%
                            3 but less than 4                           75%
                            4 or more                                  100%

      FORFEITURES

      Prior to the first quarter of 1999, if a participant was terminated or resigned from the Company before their account was 100% vested, they forfeited the nonvested portion of their account. All amounts that were forfeited by terminated Participants were added to the Company's contributions to the Plan and divided up among the accounts of eligible Participants.

      INVESTMENT OPTIONS

      Participants may direct their salary reduction contributions and any earnings thereon may be invested in one or more of the following funds:


        a.    Scudder Stable Value Fund
        b.    Scudder Income Fund
        c.    Scudder Balanced
        d.     Scudder Pathway Series - Balanced
        e.    Scudder Pathway Series - Conservative
        f.    Scudder Growth and Income Fund
        g.    Scudder Value Fund
        h.     Scudder Small Co. Value Fund
        i.    Scudder Global Fund
        j.    Scudder Large Company Growth Fund
        k.    Scudder International Fund
        l.    Scudder Development Fund
        m. ebix.com (f/k/a Delphi Information Systems) Common Stock - This account was frozen July 1, 1997 and no contributions are being allocated to this investment. All stock was transferred out in December 1999 to another fund.


      LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50% of their vested account balance. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

      PAYMENT OF BENEFITS

      For any event which may result in a distribution of benefits, a participant's benefit is distributed in a single, lump sum payment. The distribution is made in the form of cash, unless the participant elects to receive the portion of his account that was invested in the Company's stock in the form of whole shares of such Company stock.

      EXPENSES

      Expenses in connection with the purchase or sale of stock or other securities are charged to the fund for which such purchase or sale is made. Administrative expenses are paid for by the Company.

      TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any Company contributions to their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan management to use estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

      INVESTMENT VALUATION

      Investments, other than fully-benefit-responsive investment contracts, are stated at fair value as determined by quoted market prices. Approximately 91% and 93% of the Scudder Stable Value Fund was invested in fully-benefit-responsive investment contracts at December 31, 1999 and December 31, 1998, respectively. These contracts are valued at contract value, which has been determined by the fund's Trustee, Scudder Investments, to approximate fair value. The crediting interest rate at December 31, 1999 and December 31, 1998 for the investment contracts range from 5.69% to 8.25% and 4.63% to 7.77%, respectively. The crediting interest rates are reset upon the maturity of the contracts.

      Purchases and sales of securities are reflected on a trade date basis. Interest and dividend income from other investments is accrued as earned.

3.    INVESTMENTS  EXCEEDING 5% OF NET ASSETS

      The fair value of investments which exceeded 5% of the Plan's net assets as of December 31, 1999 and 1998 are as follows:


                                                            1999                1998
                                                        ------------        ------------
      SCUDDER:
      Stable Value Fund                                 $  1,076,270        $  1,095,265
      Balanced Fund                                          485,633                --
      Pathway Series - Balanced                                 --               374,649
      Growth and Income Fund                                 978,227             991,104
      Large Company Growth Fund                            3,256,159           2,541,152
                                                        ------------        ------------
         Total                                          $  5,796,289        $  5,002,170
                                                        ------------        ------------




4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 4, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

5.    SUBSEQUENT EVENT

      On January 3, 2000, the Company changed the Plan Adminstrator and Trustee. Accordingly, all Plan assets were transferred from Scudder Investments to Manulife Financial.

            ebix.com, inc. (F/K/A DELPHI INFORMATION SYSTEMS, INC.)
                         CASH OPTION PROFIT SHARING PLAN

                               SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)




     (a)         (b)                                                ( c)                       (d)

                                                     Description of investments,
                                                     including maturity date, rate of
                Indentity of issuer / borrower,      interest, collateral, par or
    Notes       lessor or similar party              maturity value                       Current Value
-------------   ---------------------------------    ----------------------------------   -------------


                 Scudder Investments                 Stable Value Fund
                                                     1,076,269.53 units, $1.00 per unit   $   1,076,270

                 Scudder Investments                 Income Fund
                                                     8,613.516 units, $12.24 per unit           105,429

                 Scudder Investments                 Balanced Fund
                                                     22,961.393 units, $21.15 per unit          485,633

                 Scudder Investments                 Growth and Income Fund
                                                     36,651.44 units, $26.69 per unit           978,227

                 Scudder Investments                 Value Fund
                                                     151.771 units, $23.59 per unit               3,580

                 Scudder Investments                 Small Co. Value Fund
                                                     4,100.640 units, $17.16 per unit            70,367

                 Scudder Investments                 Global Fund
                                                     6,038.348 units, $31.22 per unit           188,517

                 Scudder Investments                 Large Company Growth Fund
                                                     77,032.399 units, $42.27 per unit        3,256,159

                 Scudder Investments                 International Fund
                                                     1,195.312 units, $70.74 per unit            84,556

                 Scudder Investments                 Development Fund
                                                     1,827.169 units, $43.90 per unit            80,213

     (1)         Plan participants                   Participant loans
                                                     7.25% to 9.50% interest
                                                     rate, maturing 4/00 to                       65,019
                                                     7/04                                 --------------

                                                                                          $    6,393,970
                                                                                          ==============



                 (1)  Represents party in interest


      See accompanying independent auditors' report.